Exhibit 99.B(h)(5)

Confidential and Proprietary

Not for Reproduction or Re-Distribution

ADMINISTRATION AND ACCOUNTING SERVICES AGREEMENT

THIS AGREEMENT is made as of June 25, 2009 by and between PNC GLOBAL INVESTMENT SERVICING (U.S.) INC., a Massachusetts corporation (“PNC”), and THE INDUSTRY LEADERS FUND, a Delaware statutory trust (the “Fund”).  All capitalized terms not otherwise defined shall have the meanings set forth in Appendix A.

BACKGROUND

A.            The Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

B.            The Fund wishes to retain PNC to provide administration and accounting services and PNC wishes to furnish such services.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and intending to be legally bound hereby the parties hereto agree as follows:

1.            Appointment.  The Fund hereby appoints PNC to provide administration and accounting services, in accordance with the terms set forth in this Agreement.  PNC accepts such appointment and agrees to furnish such services. PNC shall be under no duty to take any action hereunder on behalf of the Fund except as specifically set forth herein or as may be specifically agreed to by PNC and the Fund in a written amendment hereto. PNC shall not bear, or otherwise be responsible for, any fees, costs or expenses charged by any third party service providers engaged by the Fund or by any other third party service provider to the Fund.

2.            Instructions.

(a)           Unless otherwise provided in this Agreement, PNC shall act only upon Oral Instructions or Written Instructions.

(b)           PNC shall be entitled to rely upon any Oral Instruction or Written Instruction it receives from an Authorized Person (or from a person reasonably believed by PNC to be an Authorized Person) pursuant to this Agreement.  PNC may assume that any Oral Instruction or Written Instruction received hereunder is not in any way inconsistent with the provisions of organizational documents or of any vote, resolution or proceeding of the Fund’s Board of Trustees or of the Fund’s shareholders, unless and until PNC receives Written Instructions to the contrary.

(c)           The Fund agrees to forward to PNC Written Instructions confirming Oral Instructions (except where such Oral Instructions are given by PNC or its affiliates) so that PNC receives the Written Instructions by the close of business on the same day that such Oral Instructions are received.  The fact that such confirming Written Instructions are not received by

PNC or differ from the Oral Instructions shall in no way invalidate the transactions or enforceability of the transactions authorized by the Oral Instructions or PNC’s ability to rely upon such Oral Instructions.

3.            Right to Receive Advice.

(a)           Advice of the Fund.  If PNC is in doubt as to any action it should or should not take, PNC may request directions or advice, including Oral Instructions or Written Instructions, from the Fund.

(b)           Advice of Counsel.  If PNC shall be in doubt as to any question of law pertaining to any action it should or should not take, PNC may request advice from counsel of its own choosing (who may be counsel for the Fund, the Fund’s investment adviser or PNC, at the option of PNC).

(c)           Conflicting Advice.  In the event of a conflict between directions or advice or Oral Instructions or Written Instructions PNC receives from the Fund and the advice PNC receives from counsel, PNC may rely upon and follow the advice of counsel.

(d)           No Obligation to Seek Advice.  Nothing in this section shall be construed so as to impose an obligation upon PNC (i) to seek such directions or advice or Oral Instructions or Written Instructions, or (ii) to act in accordance with such directions or advice or Oral Instructions or Written Instructions.

4.            Records; Visits.

(a)           The books and records pertaining to the Fund which are in the possession or under the control of PNC shall be the property of the Fund. The Fund and Authorized Persons shall have access to such books and records at all times during PNC’s normal business hours.  Upon the reasonable request of the Fund, copies of any such books and records shall be provided by PNC to the Fund or to an Authorized Person, at the Fund’s expense.

(b)           PNC shall keep the following records:

(i)            all books and records with respect to the Fund’s books of account;

(ii)           records of the Fund’s securities transactions; and

(iii)          all other books and records as PNC is required to maintain pursuant to Rule 31a-1 of the 1940 Act in connection with the services provided hereunder.

5.            Confidentiality.   Each party shall keep confidential any information relating to the other party’s business (“Confidential Information”).  Confidential Information shall include (a) any data or information that is competitively sensitive material, and not generally known to the public, including, but not limited to, information about product plans, marketing strategies, finances, operations, customer relationships, customer profiles, customer lists, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of the Fund or PNC, their respective subsidiaries and affiliated companies; (b) any scientific or technical information, design, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords the Fund or PNC a competitive advantage over its competitors; (c) all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source code, object code, flow charts, databases, inventions, know-how, and trade secrets, whether or not patentable or copyrightable; and (d) anything designated as confidential. Notwithstanding the foregoing, information shall not be Confidential Information and shall not be subject to such confidentiality obligations if it: (a) is already known to the receiving party at the time it is obtained; (b) is or becomes publicly known or available through no wrongful act of the receiving party; (c) is rightfully received from a third party who, to the best of the receiving party’s knowledge, is not under a duty of confidentiality; (d) is released by the protected party to a third party without restriction; (e) is requested or required to be disclosed by the receiving party pursuant to a court order, subpoena, governmental or regulatory agency request or law; (f) is relevant to the defense of any claim or cause of action asserted against the receiving party; (g) it is Fund information provided by PNC in connection with an independent third party compliance or other review on the Fund’s behalf; (h) is reasonably necessary for PNC to release such information in order to provide services under this Agreement; or (i) has been or is independently developed or obtained by the receiving party.  The provisions of this Section 6 shall survive termination of this Agreement for a period of three (3) years after such termination.

6.            Liaison with Accountants.  PNC shall act as liaison with the Fund’s independent public accountants and shall provide account analyses, fiscal year summaries, and other audit-related schedules.  PNC shall take all reasonable action in the performance of its duties under this Agreement to assure that the necessary information is made available to such accountants for the expression of their opinion, as required by the Fund.

7.            PNC System.  PNC shall retain title to and ownership of any and all data bases, computer programs, screen formats, report formats, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, patents, copyrights, trade secrets, and other related legal rights utilized by PNC in connection with the services provided by PNC to the Fund.

8.            Disaster Recovery.  PNC shall enter into and shall maintain in effect with appropriate parties one or more agreements making reasonable provisions for emergency use of electronic data processing equipment to the extent appropriate equipment is available.  In the event of equipment failures, PNC shall, at no additional expense to the Fund, take reasonable steps to minimize service interruptions.  PNC shall have no liability with respect to the loss of data or service interruptions caused by equipment failure, provided such loss or interruption is not caused by PNC’s own intentional misconduct, bad faith or gross negligence with respect to its duties under this Agreement.

9.            Compensation.

(a)           As compensation for services rendered by PNC during the term of this Agreement, the Fund will pay to PNC a fee or fees as may be agreed to in writing by the Fund and PNC.

(b)           The undersigned hereby represents and warrants to PNC that (i) the terms of this Agreement, (ii) the fees and expenses associated with this Agreement, and (iii) any benefits accruing to PNC or to the adviser or sponsor to the Fund in connection with this Agreement, including but not limited to any fee waivers, conversion cost reimbursements, up front payments, signing payments or periodic payments  made or to be made by PNC to such adviser or sponsor or any affiliate of the Fund relating to this Agreement have been fully disclosed to the Board of Trustees of the Fund and that, if required by applicable law, such Board of Trustees has approved or will approve the terms of this Agreement, any such fees and expenses, and any such benefits.

(c)           Notwithstanding the limitation of liability provisions of this Agreement or the termination of this Agreement, the Fund shall remain responsible for paying to PNC the fees set forth in the applicable fee letter.

10.  Standard of Care/Limitation of Liability.

(a)           Subject to the terms of this Section 10, PNC shall be liable to the Fund (or any person or entity claiming through the Fund) for damages only to the extent caused by PNC’s own intentional misconduct, bad faith or gross negligence with respect to its duties under this Agreement (“Standard of Care”).

(b)           The aggregate cumulative liability of PNC and its affiliates to the Fund, its affiliates, and any person or entity claiming through the Fund or its affiliates for any loss, claim, suit, controversy, breach or damage of any nature whatsoever (including but not limited to those arising out of or related to this Agreement and any other agreement by and between PNC or any of its affiliates and the Fund or any of its affiliates (this Agreement, collectively with all other agreements by and between such entities, the “Service Agreements”)) and regardless of the form of action or legal theory (“Loss”) shall not exceed the lesser of:  (i) the fees actually paid to PNC and its affiliates pursuant to the Service Agreements during the thirty-six (36) months immediately preceding the date of the first such Loss; and (ii) five hundred thousand U.S. dollars ($500,000)(the “Liability Cap”).  For the purposes of clarification, in the event a Loss occurs prior to the end of thirty-six (36) months subsequent to the date of this Agreement, the Liability Cap shall be calculated on a pro forma basis based upon the fees actually paid to PNC and its affiliates pursuant to the Service Agreements prior to the date of the Loss.

(c)           Subject to Section 8, PNC shall not be liable for damages (including without limitation damages caused by delays, failure, errors, interruption or loss of data) occurring directly or indirectly by reason of circumstances beyond its reasonable control, including without limitation acts of God; action or inaction of civil or military authority; national emergencies; public enemy; war; terrorism; riot; fire; flood; catastrophe; sabotage; epidemics; labor disputes; civil commotion; interruption, loss or malfunction of utilities, transportation, computer or communications capabilities; insurrection; elements of nature; non-performance by a third party;

failure of the mails; or functions or malfunctions of the internet, firewalls, encryption systems or security devices caused by any of the above.

(d)           PNC shall not be under any duty or obligation to inquire into and shall not be liable for the validity or invalidity, authority or lack thereof, or truthfulness or accuracy or lack thereof, of any instruction, direction, notice, instrument or other information which PNC reasonably believes to be genuine.  PNC shall not be liable for any damages that are caused by actions or omissions taken by PNC in accordance with Written Instructions or advice of counsel.  PNC shall not be liable for any damages arising out of any action or omission to act by any prior service provider of the Fund or for any failure to discover any such error or omission.

(e)           Neither PNC nor its affiliates shall be liable for any consequential, incidental, exemplary, punitive, special or indirect damages, whether or not the likelihood of such damages was known by PNC or its affiliates.

(f)            Each party shall have a duty to mitigate damages for which the other party may become responsible.

(g)           This Section 10 shall survive termination of this Agreement.

11.          Indemnification. Absent PNC’s failure to meet its Standard of Care (defined in Section 10 above), the Fund agrees to indemnify, defend and hold harmless PNC and its affiliates and their respective directors, trustees, officers, agents and employees from all claims, suits, actions, damages, losses, liabilities, obligations, costs and reasonable expenses (including attorneys’ fees and court costs, travel costs and other reasonable out-of-pocket costs related to dispute resolution) arising directly or indirectly from: (a) any action or omission to act by any prior service provider of the Fund (other than PNC or its affiliates); and (b) any action taken or omitted to be taken by PNC in connection with the provision of services to the Fund.   This Section 11 shall survive termination of this Agreement.

12.          Description of Accounting Services on a Continuous Basis.  PNC will perform the following accounting services with respect to the Fund:

(i)            Journalize investment, capital  share and income and expense activities;

(ii)           Verify investment buy/sell trade tickets when received from the investment adviser (the “Adviser”);

(iii)          Maintain individual ledgers for investment securities;

(iv)          Maintain historical tax lots for each security;

(v)           Reconcile cash and investment balances of the Fund with the Custodian, and provide the Adviser with the beginning cash balance available for investment purposes;

(vi)          Update the cash availability throughout the day as required by the Adviser;

(vii)         Post to and prepare the Statement of Assets and Liabilities and the Statement of Operations;

(viii)        Calculate various contractual expenses (e.g., advisory and custody fees);

(ix)           Monitor the expense accruals and notify an officer of the Fund of any proposed adjustments;

(x)            Control all disbursements and authorize such disbursements upon Written Instructions;

(xi)           Calculate capital gains and losses;

(xii)          Determine net income;

(xiii)         Obtain security market quotes and currency exchange rates from independent pricing sources approved by the Adviser, of if such quotes or rates are unavailable, then obtain the same from the Adviser, and in either case calculate the market value of the Fund’s investments in accordance with the Fund’s valuation policies or guidelines; provided, however, that PNC shall not under any circumstances be under a duty to independently price or value any of the Fund’s investments itself or to confirm or validate any information or valuation provided by the Adviser or any other pricing source, nor shall PNC have any liability relating to inaccuracies or otherwise with respect to such information or valuations;

(xiv)        Transmit or make available a copy of the daily portfolio valuation to the Adviser;

(xv)         Compute net asset value; and

(xvi)        As appropriate, compute yields, total return, expense ratios, portfolio turnover rate, and, if required, portfolio average dollar-weighted maturity.

13.          Description of Administration Services on a Continuous Basis.  PNC will perform the following administration services with respect to the Fund:

(i)            Prepare quarterly broker security transactions summaries;

(ii)           Prepare monthly security transaction listings;

(iii)          Supply various normal and customary Fund statistical data as requested on an ongoing basis;

(iv)          Prepare and file the Fund’s semi-annual reports with the SEC on Form N-SAR;

(vi)          Prepare the Fund’s annual, semi-annual, and quarterly shareholder reports and if elected prepare and coordinate the filing of Forms N-CSR, N-Q and N-PX (with the Fund responsible for providing the voting records in the format required by PNC);

(vii)         Assist in the preparation of registration statements and other filings relating to the registration of Shares; and

(viii)        Monitor the Fund’s status as a regulated investment company under Sub-chapter M of the Internal Revenue Code of 1986, as amended.

All documents filed with the SEC are subject to the review and approval of Fund counsel.

14.          Duration and Termination.

(a)           This Agreement shall be effective on the date first written above and unless terminated pursuant to its terms shall continue for a period of three (3) years (the “Initial Term”).

(b)           Upon the expiration of the Initial Term, this Agreement shall automatically renew for successive terms of one (1) year (“Renewal Terms”) each, unless the Fund or PNC provides written notice to the other of its intent not to renew.  Such notice must be received not less than ninety (90) days prior to the expiration of the Initial Term or the then current Renewal Term.

(c)           In the event of termination, all expenses associated with movement of records and materials and conversion thereof to a successor service provider will be borne by the Fund and paid to PNC prior to any such conversion.

(d)           If a party hereto is guilty of a material failure to perform its duties and obligations hereunder (a “Defaulting Party”) the other party (the “Non-Defaulting Party”) may give written notice thereof to the Defaulting Party, and if such material failure shall not have been remedied within thirty (30) days after such written notice is given of such material failure, then the Non-Defaulting Party may terminate this Agreement by giving thirty (30) days written notice of such termination to the Defaulting Party. In all cases, termination by the Non-Defaulting Party shall not constitute a waiver by the Non-Defaulting Party of any other rights it might have under this Agreement or otherwise against the Defaulting Party.

(e)           Notwithstanding anything contained in this Agreement to the contrary (other than as contained in Section 14(f) below), if in connection with a Change in Control (for purposes of this Section 14(e) “Change of Control” is defined to mean a merger, consolidation, adoption, acquisition, change in control, re-structuring, or re-organization of or any other similar occurrence involving the Fund or any affiliate of the Fund) the Fund gives notice to PNC terminating it as the provider of any of the services hereunder or if the Fund otherwise terminates this Agreement before the expiration of the then-current Initial or Renewal Term (“Early Termination”): (i) PNC shall, if requested by the Fund, make a good faith effort to facilitate a conversion to the Fund’s successor service provider, provided that PNC does not guarantee that it will be able to effect a conversion on the date(s) requested by the Fund and before the effective date of the Early Termination, the Fund shall pay to PNC an amount equal to all fees and other amounts (“Early Termination Fee”) calculated as if PNC were to provide all services hereunder until the expiration of the then-current Initial or Renewal Term. The Early Termination Fee shall be calculated using the average of the monthly fees and other amounts due to PNC under this Agreement during the last three calendar months before the date of the notice of Early Termination (or if not given the date it should have been given). The Fund expressly acknowledges and agrees that the Early Termination Fee is not a penalty but reasonable compensation to PNC for the termination of services before the expiration of the then-current Initial or Renewal Term. If the Fund gives notice of Early Termination after expiration of the specified notice period to terminate this Agreement in the ordinary course at the end of the then-current Initial or Renewal Term, the references above to “expiration of the then-current Initial or Renewal Term” shall be deemed to mean “expiration of the Renewal Term immediately following the then-current Initial or Renewal Term.” If any of the Fund’s assets serviced by PNC under this Agreement are removed from the coverage of this Agreement (“Removed Assets”) and are subsequently serviced by another service provider (including the Fund or any affiliate of the Fund): (i) the Fund will be deemed to have caused an Early Termination with respect to such Removed Assets as of the day immediately preceding the first such removal of assets and (ii) at, PNC’s option, either (1) the Fund will also be deemed to have caused an Early Termination with respect to all non-Removed Assets as of a date selected by PNC or (2) this Agreement will remain in full force and effect with respect to all non-Removed Assets.

(f)            In the event that this Agreement is terminated in accordance with the provisions of Section 14(d) above, Section 14(e) above shall be treated as if it was not a part of this Agreement (provided that the removal of assets as referenced in the preamble to the last sentence of such Section 14(e) shall not be permitted prior to the termination date of this Agreement).

15.          Notices. Notices shall be addressed (a) if to PNC, at 301 Bellevue Parkway, Wilmington, Delaware 19809, Attention: President (or such other address as PNC may inform the Fund in writing); (b) if to the Fund, at 104 Summit Ave, PO Box 80 Summit, NJ 07902-0080, Attention:  Gerald P. Sullivan (or such other address as the Fund may inform PNC in writing) or (c) if to neither of the foregoing, at such other address as shall have been given by like notice to the sender of any such notice or other communication by the other party.  If notice is sent by confirming telegram, cable, telex or facsimile sending device, it shall be deemed to have been given immediately.  If notice is sent by first-class mail, it shall be deemed to have been given three days after it has been mailed.  If notice is sent by messenger, it shall be deemed to have been given on the day it is delivered.

16.          Amendments.  This Agreement, or any term thereof, may be changed or waived only by written amendment, signed by the party against whom enforcement of such change or waiver is sought.

17.          Assignment.  PNC may assign its rights hereunder to any majority-owned direct or indirect subsidiary of PNC or of The PNC Financial Services Group, Inc., provided that PNC gives the Fund thirty (30) days’ prior written notice of such assignment.

18.          Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19.          Further Actions.  Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

20.          Miscellaneous.

(a)           Notwithstanding anything in this Agreement to the contrary, the Fund agrees not to make any modifications to its registration statement or adopt any policies which would affect materially the obligations or responsibilities of PNC hereunder without the prior written approval of PNC, which approval shall not be unreasonably withheld or delayed. The scope of services to be provided by PNC under this Agreement shall not be increased as a result of new or revised regulatory or other requirements that may become applicable with respect to the Fund, unless the parties hereto expressly agree in writing to any such increase.

(b)           During the term of this Agreement and for one year thereafter, the Fund shall not (with the exceptions noted in the immediately succeeding sentence) knowingly solicit or recruit for employment or hire any of PNC’s employees, and the Fund shall cause the Fund’s sponsor and the Fund’s affiliates to not (with the exceptions noted in the immediately succeeding sentence) knowingly solicit or recruit for employment or hire any of PNC’s employees.  To “knowingly” solicit, recruit or hire within the meaning of this provision does not include, and therefore does not prohibit, solicitation, recruitment or hiring of a PNC employee by the Fund, the Fund’s sponsor or an affiliate of the Fund if the PNC employee was identified by such entity solely as a result of the PNC employee’s response to a general advertisement by such entity in a publication of trade or industry interest or other similar general solicitation by such entity.

(c)           Except as expressly provided in this Agreement, PNC hereby disclaims all representations and warranties, express or implied, made to the Fund or any other person, including, without limitation, any warranties regarding quality, suitability, merchantability, fitness for a particular purpose or otherwise (irrespective of any course of dealing, custom or usage of trade), of any services or any goods provided incidental to services provided under this Agreement.  PNC disclaims any warranty of title or non-infringement except as otherwise set forth in this Agreement.

(d)           This Agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements and understandings relating to the subject matter hereof, provided that the parties may embody in one or more separate documents their agreement, if any, with respect to delegated duties.  The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. Notwithstanding any provision hereof, the services of PNC are not, nor shall they be, construed as constituting legal advice or the provision of legal services for or on behalf of the Fund or any other person. Neither this Agreement nor the provision of services under this Agreement establishes or is intended to establish an attorney-client relationship between the Fund and PNC.

(e)           The Fund will provide such information and documentation as PNC may reasonably request in connection with services provided by PNC to the Fund.

(f)            This Agreement shall be deemed to be a contract made in Delaware and governed by Delaware law, without regard to principles of conflicts of law.

(g)           If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as may be explicitly stated in this Agreement, (i) this Agreement is not for the benefit of any other person or entity and (ii) there shall be no third party beneficiaries hereof.

(h)           The facsimile signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.

(i)            To help the U.S. government fight the funding of terrorism and money laundering activities, U.S. Federal law requires each financial institution to obtain, verify, and record certain information that identifies each person who initially opens an account with that financial institution on or after October 1, 2003. Certain of PNC’s affiliates are financial institutions, and PNC may, as a matter of policy, request (or may have already requested) the Fund’s name, address and taxpayer identification number or other government-issued identification number, and, if such party is a natural person, that party’s date of birth. PNC may also ask (and may have already asked) for additional identifying information, and PNC may take steps (and may have already taken steps) to verify the authenticity and accuracy of these data elements.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

PNC GLOBAL INVESTMENT SERVICING (U.S.) INC.

By:

Name:	Jay F. Nusblatt

Title:	Senior Vice President

THE INDUSTRY LEADERS FUND

By:

Name:	Gerald P. Sullivan

Title:	Vice President, Treasurer

APPENDIX A

Definitions.

As used in this Agreement:

(a)           “1933 Act” means the Securities Act of 1933, as amended.

(b)           “1934 Act” means the Securities Exchange Act of 1934, as amended.

(c)           “Authorized Person” means any officer of the Fund and any other person duly authorized by the Fund’s Board of Trustees to give Oral Instructions or Written Instructions on behalf of the Fund.  An Authorized Person’s scope of authority may be limited by setting forth such limitation in a written document signed by both parties hereto.

(d)           “Oral Instructions” mean oral instructions received by PNC from an Authorized Person or from a person reasonably believed by PNC to be an Authorized Person.  PNC may, in its sole discretion in each separate instance, consider and rely upon instructions it receives from an Authorized Person via electronic mail as Oral Instructions.

(e)           “SEC” means the Securities and Exchange Commission.

(f)            “Securities Laws” means the 1933 Act, the 1934 Act and the 1940 Act.

(g)           “Shares”  means the shares of beneficial interest of any series or class of the Fund.

(h)           “Written Instructions” mean (i) written instructions signed by an Authorized Person (or a person reasonably believed by PNC to be an Authorized Person) and received by PNC or (ii) trade instructions transmitted (and received by PNC) by means of an electronic transaction reporting system access to which requires use of a password or other authorized identifier.  The instructions may be delivered electronically (with respect to sub-item (ii) above) or by hand, mail, tested telegram, cable, telex or facsimile sending device.

June 25, 2009

THE INDUSTRY LEADERS FUND

Re: Administration and Accounting Services Fees

Dear Sir/Madam:

This letter constitutes our agreement with respect to compensation to be paid to PNC Global Investment Servicing (U.S.) Inc. (“PNC”) under the terms of an Administration and Accounting Services Agreement dated June 25, 2009 between The Industry Leaders Fund (the “Fund”) and PNC (the “Agreement”) as amended from time to time for services provided on behalf of the Fund. Pursuant to Paragraph 9 of the Agreement, and in consideration of the services to be provided to the Fund, the Fund will pay PNC an annual accounting and administration services fee to be calculated daily and paid monthly as set forth below.

Asset Based Fees:

The following annual fee will be calculated based upon the Fund’s average net assets and paid monthly:

.05% of the Fund’s first $250 million of average net assets;

.03% of the Fund’s next $250 million of average net assets; and,

.02% of the Fund’s average net assets in excess of $500 million.

Minimum Monthly Fee:

The minimum monthly fee is $3,750, exclusive of financial typesetting fees, independent security market quote costs data repository and analytic suite access fees, base 38a-1 compliance support services fees and out-of-pocket expenses.

Financial typesetting:

When PNC acts as contracting agent for typesetting services the typesetting services fee will be $150 per page.

Independent Security Market Quote Costs:

Domestic equities	$0.17
Foreign equities	$0.67
Domestic bonds	$0.49
Foreign bonds	$1.10
Money market inst.	$0.49
CMO/asset-backed	$0.89
Municipal bonds	$0.69
Bank loans	$0.80
Broker/Manually priced securities	$1.05

Data Repository and Analytics Suite Fees:

$3,000 for the first two portfolios per year;

$1,000 per portfolio, for the next three portfolios per year;

$750 per portfolio, for the next five portfolios per year;

$600 per portfolio, for the next five portfolios per year;

$425 per portfolio, for the next five portfolios per year; and

$360 per portfolio, in excess of twenty portfolios per year.

Base 38a-1 Compliance Support Service Fee:

$5,000 per year for the initial service line and $2,500 per year for each additional service line beyond the first.

As of the date of this letter, the Fund is utilizing four service lines from PNC and its affiliates, PFPC Trust Company and PFPC Distributors, Inc.: (i) Accounting and Administration; (ii) Transfer Agency; (iii) Custodian; and (iv) Underwriting.

Services include the provision of detailed and summary PNC policies and procedures via Web access.  In addition, services include e-mail notification of updates to policies and procedures.  Finally, PNC will provide periodic certifications regarding adherence to such policies and procedures.

Out-of-Pocket Expenses:

The Fund will reimburse PNC for out-of-pocket expenses incurred on the Fund’s behalf, including, but not limited to, postage, telephone, telex, overnight express charges, conversion and deconversion costs, costs to obtain other independent security market quotes, SAS 70 reporting costs (if applicable), cost of using financial printer for automated financial statements, negotiated time and materials for development and programming costs including web, statement and file development, customization of web fulfillment (if applicable), bulk mailings and reproduction charges, the cost of independent compliance reviews and travel expenses incurred for Board meeting attendance.

Miscellaneous:

After the Initial Term of the Agreement, PNC may adjust the fees described in the above sections once per calendar year, upon thirty (30) days prior written notice in an amount not to exceed the cumulative percentage increase in the Consumer Price Index for All Urban Consumers (CPI-U) U.S. City Average, All items (unadjusted) - (1982-84=100), published by the U.S. Department of Labor since the last such adjustment in the Fund’s monthly fees (or the effective date absent a prior such adjustment).

The fee for the period from the date hereof until the end of that year shall be prorated according to the proportion which such period bears to the full annual period.

[Signature page follows.]

If the foregoing accurately sets forth our agreement and you intend to be legally bound thereby, please execute a copy of this letter and return it to us.

Very truly yours,

PNC Global Investment Servicing (U.S.) Inc.

By:

	Name:	Jay F. Nusblatt

	Title:	Senior Vice President

Agreed and Accepted:

The Industry Leaders Fund

By:

Name: Gerald P. Sullivan

Title: Vice President, Treasurer